Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

July 27, 2012

Item 3.	News Release

A news release dated July 27, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

The Company announced that class action proceedings have been commenced against the Company and certain of its present and former directors and employees under the Class Proceedings Act (Ontario).

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: Tom Ogryzlo, Interim Chief Executive Officer

Telephone: (604) 685-2323

Item 9.	Date of Report

July 27, 2012

Schedule "A"

Class Action Commenced Against Baja

Vancouver, July 27, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) announces that class action proceedings have been commenced against Baja and certain of its present and former directors and employees under the Class Proceedings Act (Ontario). The proceedings have been commenced by Joseph Sue-Tang, who seeks an order certifying the proceeding as a class proceeding and his appointment as a representative plaintiff. Mr. Sue-Tang seeks among other relief a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012, general and special damages in the amount of $250 million, punitive damages in the amount of $10 million, interest and costs.

Baja is reviewing the claim and will defend itself against the action.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.